SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Barzel Industries Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

66986M 100
(CUSIP Number)

Gilbert E. Playford
Barzel Industries Inc.
320 Norwood Park South – 2nd Floor
Norwood, MA 02062
(781) 712-1234
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66986M 100	13D/A	Page 2 of 12 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,600,866
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,600,866
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,600,866
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 66986M 100	13D/A	Page 3 of 12 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford Revocable Trust 047840655
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 66986M 100	13D/A	Page 4 of 12 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Playford Family Limited Partnership 20-0671568
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,488,297
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,488,297
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,488,297
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 66986M 100	13D/A	Page 5 of 12 Pages

Introduction

This Amendment No. 7 amends and supplements the Schedule 13D filed on March 22, 2007, as amended on June 26, 2007, November 19, 2007, July 28, 2008, August 14, 2008, October 16, 2008 and October 28, 2008 by Gilbert E. Playford and, beginning with Amendment No. 5, the Gilbert E. Playford Revocable Trust, relating to the Common Stock, par value $.001 per share of Barzel Industries Inc., f/k/a Novamerican Steel Inc., f/k/a Symmetry Holdings Inc., and adds Playford Family Limited Partnership as a filer.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to Common Stock, par value $0.001 per share (the “Common Stock”), issued by Barzel Industries Inc., f/k/a Novamerican Steel Inc., f/k/a Symmetry Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 320 Norwood Park South – 2nd Floor, Norwood, MA 02062.

Item 2.	Identity and Background.

(a)
This Schedule 13D/A is being filed by Gilbert E. Playford (“Playford”), the Gilbert E. Playford Revocable Trust (the “Trust”), a revocable trust of which Playford is the settlor and sole trustee, and Playford Family Limited Partnership (“Family LP”), a limited partnership of which Playford Management LLC is the general partner and of which Playford is the sole member.

(b)
The business address of Playford is 320 Norwood Park South – 2nd Floor, Norwood, MA 02062.  The business address of each of the Trust and Family LP is 5200 St. Andrews Island Drive, Vero Beach, FL 32967.

(c)
As of October 28, 2008, Playford was the beneficial owner of 5,149,699 shares of Common Stock, consisting of 1,955,470 shares of Common Stock owned indirectly through the Playford SPAC Portfolio Ltd. (“Portfolio”), 1,466,748 shares of Common Stock owned indirectly through the Trust, 121,495 shares of Common Stock owned indirectly through Family LP, 579,766 shares of Common Stock owned indirectly through Playford Holdings, Ltd. (“Holdings”) 182,243 shares of Common Stock owned indirectly through Playford Grandkids Limited Partnership (“Grandkids LP”), 776,869 shares of Common Stock owned indirectly through the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/D 6/23/07 (the “2007 Charitable Remainder Trust”) and 67,108 shares of Common Stock owned indirectly through the Cheryle Darlene Playford Revocable Trust (the “Spouse Trust”).   In addition, Playford indirectly beneficially owned warrants (the “Warrants”) to purchase 1,719,895 shares of Common Stock through the Trust. On November 6-24, 2008, the Trust acquired 549,799 shares of Common Stock on the open market.  On November 6-28, 2008, the Trust acquired 170,473 Warrants on the open

CUSIP No. 66986M 100	13D/A	Page 6 of 12 Pages

market. On December 23, 2008, Holdings gifted 579,766 shares of Common Stock to the Trust; the 2007 Charitable Remainder Trust gifted 732,200 shares of Common Stock to the Trust; and Family LP gifted 12,149 shares of Common Stock to the Trust.  On December 24, 2008, the Trust gifted 78,076 shares of Common Stock to unaffiliated entities.  On December 29, 2008, Family LP distributed all 121,495 shares of Common Stock owned by it as follows:  12,149 to the Trust, 792 to Playford Management LLC (“Management”) and 108,554 to unaffiliated entities.  On February 6, 2009, Grandkids LP gifted all 182,243 shares of Common Stock owned by it to the Trust and the Trust immediately gifted such 182,243 shares of Common Stock to Family LP.  On February 26, 2009, Portfolio gifted 782,970 shares to the Trust and 1,172,500 shares to the Gilbert E. Playford Grantor Retained Annuity Trust, u/a/d 2/12/2007 (the “GRAT”).  On February 27, 2009, the GRAT gifted 1,172,500 shares to the Trust.  On March 23-25, 2009, the Trust gifted 4,386,641 shares to Family LP.  On April 2, 2009, the Trust gifted 842,415 shares to Family LP.  On June 25, 2009, Family LP acquired 186,630 shares from unaffiliated entities in a private purchase and 1,890,368 Warrants from the Trust in a private purchase.  Playford is a 24.8% limited partner of Portfolio and the GRAT is a 75% limited partner of Portfolio.  The remaining .2% of the outstanding partnership interests is owned by the general partner of Portfolio, Playford SPAC Management Corp., of which Playford is the sole beneficial and record owner.  Playford is the settler and sole trustee of the Trust.  The shares of Common Stock owned by the Trust were previously owned directly by Playford and were gifted to the Trust on April 4, 2007. Playford is the general partner of Holdings.  Playford is the sole member of Management which is the sole general partner of each of Grandkids LP and Family LP.  The Trust is the sole limited partner of Family LP.  Playford is the trustee of the 2007 Charitable Remainder Trust.  Playford’s spouse is the sole trustee of the Spouse Trust.  Playford is the non-executive Chairman of the Issuer, as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

(d)	During the last five years, neither Playford, the Trust nor Family LP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither Playford, the Trust nor Family LP has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Playford is a citizen of Canada. The Trust is a Florida revocable trust.

CUSIP No. 66986M 100	13D/A	Page 7 of 12 Pages

Family LP is a Florida limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

Playford acquired 234.5 shares of Common Stock on April 26, 2006 at a price of $5.00 per share, for an aggregate purchase price of $1,172.50, financed through the use of his personal funds. On June 26, 2006, the Issuer conducted a 5,000 to 1 stock split, resulting in Playford’s ownership of 1,172,500 shares. On December 11, 2006, Playford transferred such shares to Portfolio as part of Portfolio’s initial capitalization. Playford financed the contribution of capital from his personal funds.

On March 5, 2007, Portfolio purchased 3,222,222 warrants to purchase one share of Common Stock per warrant at $0.90 per warrant, for an aggregate purchase price of $2,899,999.80.  Portfolio financed this purchase through funds contributed by Playford through the use of his personal funds.

On March 12, 2007, Playford acquired 125,000 shares of Common Stock underlying units of Symmetry Holdings Inc., each unit consisting of one share and one warrant to purchase one share of Common Stock per warrant, held directly by him in his own name. The purchase price was $8.00 per unit. Playford financed this purchase through the use of his personal funds.  On April 4, 2007, Playford gifted such shares to the Trust.

On November 15, 2007, Playford indirectly acquired 937,500 units (the “Units”), each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the “ November Warrants”).  On June 21, 2007, Playford had agreed to purchase up to 1,875,000 Units; on September 17, 2007, Playford assigned the rights to purchase 937,500 of such Units to third parties. Of the 937,500 Units acquired by Playford, 312,500 are held directly by Holdings and 625,000 are held directly by the 2007 Charitable Remainder Trust.  The purchase price of the Units was $8.00 per Unit.  The November Warrants have an exercise price of $5.50 per share of common stock, will become exercisable on March 7, 2008 and will expire on November 15, 2011. Holdings and 2007 Charitable Remainder Trust financed the purchases from funds contributed by Playford through the use of his personal funds.  Playford does not yet have sole or shared voting or investment power of the securities underlying the November Warrants.

On July 24, 2008, pursuant to exchange agreements with the Issuer, each of the entities described above as a holder of warrants agreed to exchange all of its warrants for Common Stock at a ratio of one share of Common Stock per 4.115384615 warrants surrendered. Portfolio received 782,970 shares of Common Stock in exchange for its 3,222,222 warrants; the Trust received 30,374 shares of Common Stock in exchange for its 125,000 warrants; the Family LP received 121,495 shares of Common Stock in exchange for its 500,000 warrants; the Grandkids LP received 182,243 shares of Common Stock in exchange for its 750,000 warrants; Holdings received 267,266 shares of Common Stock in exchange for its 1,099,902 warrants; and  the 2007 Charitable Remainder Trust received 151,869 shares of Common Stock in exchange for its 625,000 warrants.  No additional consideration was paid.  After such exchanges, Playford did not beneficially own any warrants.

CUSIP No. 66986M 100	13D/A	Page 8 of 12 Pages

From August 8, 2008 through August 12, 2008, Playford indirectly acquired warrants to purchase 238,235 shares of Common Stock acquired by the Cheryle Darlene Playford Revocable Trust (the “Spouse Trust”), of which Playford’s spouse is the sole trustee, and warrants to purchase 399,181 shares of Common Stock acquired by the Trust.  Each of the acquisitions described above was made on the open market at then-prevailing prices ranging from $.60-$.68 per warrant.  The Spouse Trust financed the acquisition from funds contributed by Playford’s spouse through the use of her personal funds and the Trust financed the acquisition from funds contributed by Playford through the use of his personal funds.

On October 14-16, 2008, the Trust acquired 1,609,759 Warrants on the open market at the then-prevailing prices of $.40 and $.41 per Warrant.  The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On October 17-21, 2008, the Trust acquired 42,152 shares of Common Stock on the open market at the then-prevailing prices ranging from $1.60-$1.70 per share. The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On October 24, 2008, the Spouse Trust, as to all 238,235 of its Warrants, and the Trust, as to 2,110,514 of its Warrants, agreed to exchange such Warrants for Common Stock at a ratio of one shares of Common Stock for each 3.55 Warrants surrendered.  The Spouse Trust received 67,108 shares of Common Stock in exchange for its 238,235 Warrants and the Trust received 594,511 shares of Common Stock in exchange for its 2,110,514 Warrants.  No additional consideration was paid.  After such exchanges, the Spouse Trust did not beneficially own any Warrants and the Trust beneficially owned 154,000 Warrants.

On October 24-27, 2008, the Trust acquired 1,575,895 Warrants on the open market at the then prevailing prices ranging from $.28-$.35 per Warrant.  The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On November 6-24, 2008, the Trust acquired 549,799 shares of Common Stock on the open market at the then-prevailing prices ranging from $.54-$1.00 per share. The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On November 6-28, 2008, the Trust acquired 170,410 Warrants on the open market at the then prevailing prices ranging from $.05-$.33 per Warrant.  The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

In December 2008, February 2009, March 2009 and April 2009, the various transfers described in Item 2(c) above were made as gifts or distributions, all for no additional consideration.

On June 25, 2009, Family LP acquired 186,630 shares of Common Stock from unaffiliated entities in a private purchase at the then-prevailing price of $.25 per share and, on June 26, 2009, 1,890,368 Warrants from the Trust in a private purchase at the then-prevailing price of $.05 per Warrant.  Family LP financed its acquisitions from funds contributed by Playford through the use of his personal funds. See Item 5 below.

CUSIP No. 66986M 100	13D/A	Page 9 of 12 Pages

Item 4.	Purpose of Transaction.

Playford, the Trust and Family LP do not at the present time have any plans or proposals which relate to or would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof and as more fully described in Item 2(c) and Item 3 above, Playford may be deemed to be the indirect beneficial owner of (x) 5,597,929 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Family LP; 44,669 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by the 2007 Charitable Remainder Trust; 67,108 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by his spouse through the Spouse Trust; and 792 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Management and (y) Warrants to purchase 1,890,368 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such warrants by Family LP.  The 7,600,866 shares of Common Stock beneficially owned by Playford represent 26.7%, and the 7,488,297 shares of Common Stock beneficially owned by Family LP represent 26.3%, of the issued and outstanding shares of Common Stock based on 26,564,607 shares of Common Stock outstanding as of March 31, 2009. As of June 25, 2009, the Trust owns no shares of Common Stock and no Warrants.

CUSIP No. 66986M 100	13D/A	Page 10 of 12 Pages

The following sets forth certain information regarding all transactions in the Common Stock that were effected by Playford since October 14, 2008 (not including the transfers among the various entities, described in Item 2(c) above, which did not result in a net gain or loss to Playford):

Entity	Date	Amount Bought (Sold)	Price Per Share/Warrant	Where and How Effected
Trust	10/14/2008	1,205,000 Warrants	$.40	Open Market Purchase
Trust	10/15/2008	303,122 Warrants	$.40	Open Market Purchase
Trust	10/15/2008	50,000 Warrants	$.41	Open Market Purchase
Trust	10/16/2008	51,637 Warrants	$.40	Open Market Purchase
Trust	10/17/2008	75,074 Warrants	$.45	Open Market Purchase
Trust	10/20/2008	36,500 Warrants	$.45	Open Market Purchase
Trust	10/21/2008	94,000 Warrants	$.45	Open Market Purchase
Trust	10/22/2008	50,000 Warrants	$.45	Open Market Purchase
Spouse Trust	10/24/2008	(238,235) Warrants	Exchange of Warrants for Common Stock	Private Exchange with Issuer
Trust	10/24/2008	(2,110,514) Warrants	Exchange of Warrants for Common Stock	Private Exchange with Issuer
Trust	10/24/2008	500,000 Warrants	$.35	Open Market Purchase
Trust	10/27/2008	100 Warrants	$.30	Open Market Purchase
Trust	10/27/2008	1,500 Warrants	$.33	Open Market Purchase
Trust	10/27/2008	5,137 Warrants	$.34	Open Market Purchase
Trust	10/27/2008	922,000 Warrants	$.35	Open Market Purchase
Trust	10/27/2008	100 Warrants	$.28	Open Market Purchase
Trust	10/27/2008	147,058 Warrants	$.31	Open Market Purchase
Trust	11/06/2008	2,038 shares	$1.00	Open Market Purchase
Trust	11/06/2008	19,400 Warrants	$.30	Open Market Purchase
Trust	11/07/2008	14,140 shares	$1.00	Open Market Purchase
Trust	11/10/2008	81,500 shares	$1.00	Open Market Purchase
Trust	11/11/2008	34,700 shares	$1.00	Open Market Purchase
Trust	11/12/2008	319,300 shares	$1.00	Open Market Purchase
Trust	11/12/2008	125,000 Warrants	$.20	Open Market Purchase
Trust	11/19/2008	71,878 shares	$.54(a)	Open Market Purchase
Trust	11/20/2008	7,740 shares	$.57(b)	Open Market Purchase
Trust	11/21/2008	7,600 shares	$.65	Open Market Purchase
Trust	11/24/2008	10,903 shares	$.58(c)	Open Market Purchase
Trust	11/25/2008	13,310 Warrants	$.05	Open Market Purchase
Trust	11/25/2008	100 Warrants	$.33	Open Market Purchase
Trust	11/28/2008	12,600 Warrants	$.15	Open Market Purchase
Trust	12/24/2008	(78,076) shares	--	Gift
Family LP	12/29/2008	(108,554) shares	--	Gift
Family LP	06/25/2009	186,630	$.25	Private Purchase

CUSIP No. 66986M 100	13D/A	Page 11 of 12 Pages

(a)  Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per security ranging from $.50 to $.60.
(b)  Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per security ranging from $.55 to $.60.
(c)  Constitutes the weighted average purchase price for multiple transactions reported on this line having prices per security ranging from $.50 to $.60.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Warrant Subscription Agreement (previously filed).

10.2	Unit Subscription Agreement (previously filed).

10.3	Assignment of Subscription Rights (previously filed).

10.4	Form of Exchange Agreement (Affiliates) (previously filed).

24.1	Power of Attorney (previously filed).

24.2	Power of Attorney (previously filed).

99.1	Joint Filing Agreement, dated July 28, 2008, between Gilbert E. Playford and Playford SPAC Portfolio Ltd relating to the filing of a joint statement on Schedule 13D (previously filed).

99.2	Joint Filing Agreement, dated October 16, 2008, between Gilbert E. Playford and the Gilbert E. Playford Revocable Trust (previously filed).

99.3	Joint Filing Agreement, dated June 26, 2009, between Gilbert E. Playford, the Gilbert E. Playford Revocable Trust and Playford Family Limited Partnership.

CUSIP No. 66986M 100	13D/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

GILBERT E. PLAYFORD
Dated: June 26, 2009	By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis Title: Attorney-in-Fact

GILBERT E. PLAYFORD REVOCABLE TRUST By: Gilbert E. Playford, Trustee
Dated: June 26, 2009	By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis Title: Attorney-in-Fact

PLAYFORD FAMILY LIMITED PARTNERSHIP By: Playford Management LLC, the General Partner By: Gilbert E. Playford, sole member
Dated: June 26, 2009	By:	/s/ Corrado De Gasperis
Name: Corrado De Gasperis Title: Attorney-in-Fact